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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2026

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EMBRAER S.A.

Publicly Held Company

CNPJ/MF: 07.689.002/0001-89

NIRE: 35.300.325.761

MATERIAL FACT

Embraer S.A. (the “Company”) hereby informs its shareholders and the investors in general that its Board of Directors has elected Mr. Felipe Santana Santiago de Lima as Executive Vice President, Financial & Investor Relations, effective April 13, 2026.

Currently the Company’s Global Director of Treasury, Mr. Felipe Santana, has 18 years of experience at Embraer, with leadership roles across strategic areas including financial operations, treasury, insurance, customer finance, and shared services. Throughout his career, he has developed solid expertise in corporate finance and treasury, with exposure to capital markets, liability management, relationships with investors and financial institutions, aircraft financing, and risk management, in addition to extensive experience leading teams, with a strong focus on financial discipline, efficient capital allocation, and consistent results delivery.

The Company emphasizes that the appointment of the new Executive Vice President, Financial & Investor Relations ensures continuity in its financial management, does not affect its strategy, operations, or financial commitments, and reaffirms its confidence in the strength of its position and in the execution of its business plan focused on sustainable growth.

The Company wishes Mr. Felipe Santana every success in his new role.

São José dos Campos, April 10, 2026.

Francisco Gomes Neto

Executive Vice President, Financial & Investor Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 9, 2026

Embraer S.A.

By:	/s/ Francisco Gomes Neto
	Name:	Francisco Gomes Neto
	Title:	Executive Vice President of Finance and Investor Relations